SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


            =====================================
                      IN THE MATTER OF
             NEW CENTURY ENERGIES, INC., ET AL.                   CERTIFICATE
                                                                  PURSUANT TO
                      File No. 70-9199                              RULE 24

        (Public Utility Holding Company Act of 1935)
            =====================================

         This Certificate of Notification (the "Certificate") is filed by New Century Energies, Inc. ("NCE"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiaries, Public Service Company of Colorado ("PSCo") and NC Enterprises, Inc. ("Enterprises"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of NCE and such subsidiaries (collectively, the "Applicants") in File No. 70-9199. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated May 28, 1999, as extended by orders dated August 24, 1999 and November 22, 1999 (together, the "Order"). The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

         i. All of the transactions approved by the Commission in the Order have been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.

         ii. Filed herewith as Exhibit F-1 is a "past-tense" Opinion of Counsel for the Applicants.


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                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                                       NEW CENTURY ENERGIES, INC.
                                       PUBLIC SERVICE COMPANY OF
                                       COLORADO
                                       NC ENTERPRISES, INC.


                                       By:  /s/ Richard C. Kelly
                                          ------------------------
                                       Name:  Richard C. Kelly
                                       Title: Executive Vice President and
                                              Chief Financial Officer of
                                              New Century Energies, Inc.;
                                              Executive Vice President of
                                              Public Service Company of
                                              Colorado; and Executive
                                              Vice President of
                                              NC Enterprises, Inc.


December 23, 1999


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